Room 4561

Mr. Edward C. Levine
c/o PrimeCare Systems, Inc.
56 Harrison Street, Suite, No. 501
New Rochelle, New York 10801

Re: PrimeCare Systems, Inc.
Amendment No. 7 to Registration Statement on Form SB-2
Filed September 26, 2007
File No. 333-137702

Dear Mr. Levine:

        We have reviewed your amended filing and response letter and have the following comments.

Note 4 – Software License Agreement and Deferred Income

1.   Your response to prior comment number 4 is not consistent with your response to comment number 13 issued in our letters dated May 1, 2007. In this regard, your response to prior comment number 4 indicates that "[a]s development of Version 9 proceeded, the costs were capitalized pursuant to SFAS 86." This is directly in conflict with your response to comment number 13 of our letter dated May 1, 2007 which states that the "cost of the development of software to enable the [translation] to Spanish was expensed as it incurred [and] since the development costs were not capitalized, the provisions of paragraph 73 of SOP 97-2 were not applicable." Reconcile this contradiction between prior responses. If your reconciliation includes a conclusion that the development costs of software to enable the translation to Spanish were capitalized, explain in greater detail why the provisions of paragraph 73 of SOP 97-2 are not applicable. Note that "special software" referred to in our prior comment number 4 was derived from your response to comment number13 of our letter dated May 1, 2007.

2.   We note your response to prior comment number 5 and continue to believe that the updates, as defined in the Software License Agreement filed as Exhibit 10.1, are considered Postcontract Customer Support (PCS) under the guidance of paragraph 56 of SOP 97-2. In this regard, the "updates" are specifically defined in the Software License Agreement as "changes, additions and/or modifications to the medical content of the Software, which includes the patient questionnaires, physician reference materials, patient education materials,

prescriptions and medications list and prescriptions and medications interaction data, as well as enhancements, improvements, and changes to the Software itself." Further, your response states that "the changes in medical content are clerical in nature and are not changes in the software but rather changes in the information resident in the software." It appears that these updates fall under the definition of PCS. See the definition of PCS in the Glossary of SOP 97-2. The definition states PCS includes activities to "keep the product updated with current information. Those activities include routine changes and additions". Therefore, since you are providing PCS over a ten year period, then the entire arrangement fee would be recognized ratably over the contractual PCS period as provided for in paragraph 58 of the SOP.

Note 7 – Warrants

3.   We note your response to prior comment number 7 as well as your responses on this issue in prior response letters and we believe that the quoted market price of OCGT at the date of grant (i.e., November 17, 2005) should be used to determine the fair value of underlying shares of common stock. The fair value of the warrants should include the "share price" and the "current price of the underlying share." Refer to paragraphs 16 and A18(c) of SFAS 123(R). Therefore, since you have a quoted market price for your shares, the share price for OCGT should be used. Since you were the only business of OCGT as of November 17, 2005, the quoted market price on the grant date should be used to fair value the warrants. In addition, be advised that you would satisfy the definition of a public entity under SFAS 123(R) and would not be able to use the minimum value method. See paragraph E1 of SFAS 123(R).

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You may contact Jason Niethamer at (202) 551- 3855 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Otherwise, please contact me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile
        Wynne B. Stern, Jr. Esq.
        56 Harrison Street, Suite No. 501
        New Rochelle, New York 10801
        Telephone: (914) 320-9764
        Facsimile: (561) 451-0519